List of Subsidiaries   **Exhibit 21**

Name	**State**

Corporations:

Name	State
Golf Properties, Inc.	North Carolina
Parkway 233 North Michigan Manager, Inc.	Delaware
Parkway One Capital Manager, Inc.	Delaware
Parkway Orlando Manager, Inc.	Delaware
Parkway Properties General Partners, Inc.	Delaware
Parkway Properties One Park Ten General Partner, Inc.	Delaware

Partnerships:

Name	State
111 Capitol Building LP	Mississippi
Chicago OfficeInvest LLC	Delaware
Moore Building Associates LP	Delaware
Moore Garage LLC	Delaware
Parkway 233 North Michigan LLC	Delaware
Parkway Capitol Center LLC	Delaware
Parkway Jackson LLC	Mississippi
Parkway JHLIC LP	Delaware
Parkway Lamar LLC	Mississippi
Parkway Mississippi LLC	Mississippi
Parkway Moore LLC	Delaware
Parkway One Capital City Plaza LLC	Delaware
Parkway One Capital LLC	Delaware
Parkway Orlando LLC	Delaware
Parkway Properties LP	Delaware
Parkway Properties Office Fund LP	Delaware
Parkway Properties One Park Ten LP	Delaware
Parkway Realty Services LLC	Delaware
PKY Fund I LLC	Delaware
PKY Fund LLC	Delaware
PKY Fund II LLC	Delaware
Parkway Chicago LLC	Delaware
111 East Wacker LLC	Delaware
PKY Fund Chicago I LLC	Delaware
PKY Fund Memphis I LLC	Delaware
PKY Fund Atlanta I LLC	Delaware
PKY Fund Atlanta II LLC	Delaware